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                             IMPORTANT- TENDER OFFER

                                      AIMCO

                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                                  P.O. Box 2065
                         S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005

                                                                    May 15, 2000


Dear Limited Partner:

         We are pleased to announce that we are offering to purchase units in your partnership, United Investors Income Properties, for $132.00 per unit, pursuant to the enclosed Offer to Purchase. Our offer presents you with the following two options, which you are free to accept or reject in any combination you like:

                  1. You may tender each of your units in exchange for $132.00 in cash, in which case you may recognize a gain or loss for federal income tax purposes.

                  2. You may retain any or all of your units. If you choose to retain any or all of your units, your rights as a holder of units will remain unchanged. You will continue to participate in gains and losses of your partnership(s), and you will receive distributions, if any, payable in respect of your units.

         The offer is scheduled to expire on June 13, 2000 unless otherwise extended.

          We are offering to purchase any and all units in your partnership, subject to the terms of the offer. Our offer is not subject to any minimum number of units being tendered. You will not be required to pay any partnership transfer fees in connection with any disposition of your units pursuant to our offer. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.



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May 15, 2000
Page 2


         There are advantages and disadvantages to you of accepting or declining our offer. The terms of the offer are more fully described in the enclosed materials, which you should read carefully. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. Although the general partner believes our offer is fair, the general partner also believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. The general partner is our affiliate. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

         You should be aware, however, that, as with any rational investment decision, we are making our offer with a view to making a profit.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed yellow acknowledgment and agreement in accordance with the enclosed instructions and mail or deliver the signed yellow acknowledgment and agreement and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Offer to Purchase. The offer will expire at 5:00 p.m. New York City time on June 13, 2000, unless extended. If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.


                                        Very truly yours,


                                        AIMCO PROPERTIES, L.P.